January 4, 2006


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Pre-effective Amendment 5 to Registration Statement on Form
SB-2
	Filed December 20, 2005
	File No. 333-122209
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004 and
	Subsequent Exchange Act Reports
File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

SB-2/A 5

1. If applicable, comments on the SB-2/A5 are comments on the 10-
KSB
and subsequent Exchange Act reports and vice versa.

Principal Stockholders, page 45

2. Identify by footnote or otherwise the natural person or persons having sole or shared investment control over the securities held by
The Pinnacle Fund, L.P. Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, you must identify all persons who, directly or indirectly, have or share voting or investment control of the securities.

Report of Independent Registered Public Accounting Firm, page F-1

3. The auditors` report included in your filing is not signed by your auditor. Please obtain from your auditors a signed audit report.
Please also ensure that an updated consent is filed with your next amendment.

4. Your auditors` report references note 7, which discloses the allocation of depreciation to cost of goods sold, selling, and general and administration expense. However, your auditors` report does not reference note 19 c), which discusses the restatement. Please obtain from your auditors and include in your next amendment an updated auditors` report, which references note 19 c) in their report. Please also ensure they dual date their report for this note to the financial statements.

Financial Statements

5. Please update your disclosures here and elsewhere in the filing to include audited financial information for the fiscal year ended
September 30, 2005.

Balance Sheet, page F-2

6. We reviewed your response to our comment 5 from our letter dated
December 8, 2005 and your revised balance sheet. Although your response states that you have removed the $3,327,393, which is not labeled, below total current assets on your balance sheet as of September 30, 2004, this amount still appears on in your most recent amendment. Please advise and revise accordingly.

Statements of Operations, page F-3

7. We read your response to our comment 6 from our letter dated December 8, 2005 and revised disclosure. It appears as though the amounts restated to allocate a portion of your depreciation expense to cost of good sold were material to your gross profit. Please revise your statements of operations to label each column as "restated."


Notes to Financial Statements

19.  Restatement of Consolidated Financial Statements, page F-30

8. We read your response to our comments 6 to 8 from our letter dated
December 8, 2005. Your disclosure included in note 19 to the financial statements includes information for which you have determined a restatement is required. It is not sufficient to merely include a disclosure in your Form SB-2/A. We refer you to the instructions in Form 8-K, which states under general instruction B(1)
that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K. Non-reliance on previously issued financial statements is included in
Section 4.  As previously requested, please file an Item 4.02 Form
8-
K referencing each restatement item, for which you have concluded a restatement is required. Please also file amended Forms 10-QSB for the fiscal quarters ended June 30, 2005 and March 31, 2005 and amend your Form 8-K/A filed on April 7, 2005, which includes the audited financial statements for China BAK Battery for September 30, 2004 and
September 30, 2003.

9. We again remind you that when you file your restated Forms 10-
QSB/A you should appropriately address the following:

* full compliance with APB 20, paragraphs 36 and 37,

* fully update all affected portions of the document, including
MD&A,

* updated Item 3 disclosures should include the following:

         a discussion of the restatement and the facts and circumstances surrounding it,

how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,

          changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or
internal       controls over financial reporting to prevent future
misstatements of a similar nature.

          Refer to Items 307 and 308(c) of Regulation S-B.

* updated certifications, which should reference Form 10-QSB/A, rather than Form 10-QSB.

Exhibit 23.1

10. The consent obtained from your auditors does not reference 19
c).
Please obtain an updated consent from your auditors and include this in your next amendment.

Other

11. We note your response to prior comment 11 and your intent to respond by amendments to comments 21-23 in our October 24, 2005 letter. Allow us sufficient time to review the amendments before requesting acceleration of the registration statement`s effectiveness.

Closing

	File amendments to the SB-2, the 10-KSB, the June 30, 2005
10-
QSB, and the 8-K dated September 14, 2005 and filed September 15, 2005 in response to the comments. To expedite our review, China BAK
Battery may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief


cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, TX 75201



Mr. Xiangqian Li
January 4, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE